SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

04001545

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

SECURITIES AND EXCHANGE COMMISSION RECEIVED FEB 2 6 2004 DIVISION OF MARKET REGULATION

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-46325

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
CDC IXIS Asset Management Distributors, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

399 Boylston Street
(No. and Street)

Boston (City) Massachusetts (State) 02116 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Scott E. Wennerholm 617-449-2510
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

125 High Street (Address) Boston (City) Massachusetts (State) 02110 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 16 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Scott E. Wennerholm, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CDC IXIS Asset Management Distributors, L.P., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title
Chief Operating Officer
Executive Vice President

Notary Public Aug 20, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CDC IXIS Asset Management Distributors, L.P.

(A wholly-owned subsidiary of CDC IXIS Asset Management North America, L.P.)

Financial Statements

For the Year Ended December 31, 2003

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
125 High Street
Boston MA 02110
Telephone (617) 530 5000
Facsimile (617) 530 5001

Report of Independent Auditors

To the Partners of CDC IXIS Asset Management Distributors, L.P.

In our opinion, the accompanying statement of financial condition and the related statements of operations, partners' capital and cash flows present fairly, in all material respects, the financial position of CDC IXIS Asset Management Distributors, L.P. (the "Distributor", a wholly-owned subsidiary of CDC IXIS Asset Management North America, L.P.) at December 31, 2003, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 are the responsibility of the Distributor's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in a schedule on page 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

January 29, 2004

CDC IXIS Asset Management Distributors, L.P.
(A wholly-owned subsidiary of CDC IXIS Asset Management North America, L.P.)
Statement of Financial Condition
(in thousands of dollars)
December 31, 2003

Assets		
Cash and cash equivalents	$	4,945
Accounts receivable, affiliates		1,195
Accounts receivable, other		8
Other assets		1,140
Total assets	$	7,288
Liabilities and Partners' Capital		
Liabilities		
Accounts payable, affiliates	$	704
Accrued expenses		3,584
Total liabilities		4,288
Partners' capital		
Limited partner		2,970
General partner		30
Total partners' capital		3,000
Total liabilities and partners' capital	$	7,288

The accompanying notes are an integral part of these financial statements.

CDC IXIS Asset Management Distributors, L.P.

(A wholly-owned subsidiary of CDC IXIS Asset Management North America, L.P.)

Statement of Operations

(in thousands of dollars)

Year Ended December 31, 2003

Revenues	
Service and distribution fees	$ 22,727
Fee income from affiliates	3,279
Commission income	2,953
Less amounts remitted to broker/dealers	
Service and distribution fees	(21,181)
Commissions expense	(2,551)
Other revenues	
Other income	533
Dividend income	33
Total revenues, net	5,793
Expenses	
Compensation and benefits	8,523
Distribution costs	2,514
Other operating costs	231
	11,268
Net loss	$ (5,475)

The accompanying notes are an integral part of these financial statements.

CDC IXIS Asset Management Distributors, L.P.
(A wholly-owned subsidiary of CDC IXIS Asset Management North America, L.P.)
Statement of Partners' Capital
(in thousands of dollars)
Year Ended December 31, 2003

	General Partner	Limited Partner	Total
Balance at January 1, 2003	$ 35	$ 3,465	$ 3,500
Net loss	(55)	(5,420)	(5,475)
Contribution of capital	50	4,925	4,975
Balance at December 31, 2003	$ 30	$ 2,970	$ 3,000

The accompanying notes are an integral part of these financial statements.

CDC IXIS Asset Management Distributors, L.P.
(A wholly-owned subsidiary of CDC IXIS Asset Management North America, L.P.)
Statement of Cash Flows
(in thousands of dollars)
Year Ended December 31, 2003

Cash flows provided (used) by operating activities		
Net loss	$	(5,475)
Adjustments to reconcile net loss to net cash used for operating activities		
Changes in assets and liabilities		
Increase in accounts receivable		(321)
Increase in other assets		(472)
Increase in total liabilities		561
Net cash used for operating activities		(5,707)
Cash flows provided (used) by financing activities		
Capital contributions		4,975
Net cash provided by financing activities		4,975
Net decrease in cash and cash equivalents		(732)
Cash and cash equivalents, at beginning of year		5,677
Cash and cash equivalents, at end of year	$	4,945

The accompanying notes are an integral part of these financial statements.

1. Organization and Summary of Significant Accounting Policies

Organization

CDC IXIS Asset Management Distributors, L.P. (the "Distributor"), is the national distributor for CDC Nvest Funds and the Loomis Sayles Funds (the "Funds"), and a registered broker-dealer with the United States Securities Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers. CDC IXIS Distribution Corporation, which is a wholly-owned subsidiary of CDC IXIS Asset Management Holdings, LLC is the General Partner and has a 1% ownership interest in the Distributor. CDC IXIS Asset Management North America, L.P., (the "Operating Partnership" or the "Parent") is the Limited Partner and has a 99% ownership interest in the Distributor.

The CDC Nvest Funds consist of twenty-two open-end registered investment companies or mutual funds, which offer a combination of Class A, B, C and Y shares for sale to the public. The Funds are distributed principally within the United States. The share classes are distinguished by the amount and timing of sales charges and distribution fees paid by the shareholder or mutual fund. Administrative service and distribution fees earned by the Distributor are based on a percentage of Fund net assets; as a result the Distributor's revenues may fluctuate based on the performance of financial markets.

The Loomis Sayles Funds consist of ten open-end registered investment companies or mutual funds, which offer a combination of Retail and Administrative class shares for sale to the public. The Funds are distributed principally within the United States. The share classes are distinguished by the amount of distribution fees paid by the shareholder or mutual fund. Marketing and Sales Support and Distribution fees earned by the Distributor are based on a percentage of Fund net assets; as a result the Distributor's revenues may fluctuate based on the performance of financial markets.

The Company also acts as a marketing agent for affiliated advisors in the following products: Separate Accounts, Institutional Money Management, Mutual Funds, Variable Annuities and Variable Life products.

2. Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents, which consist principally of a money market mutual fund (sponsored by a related party, see Note 3), cash held in a nationally chartered bank and other highly liquid financial instruments, each with original maturities of 90 days or less, and readily convertible to known amounts of cash. A portion of the cash held in the nationally chartered bank, which results from the timing of distribution fees received from the funds and paid to distributors, exceeds federal insurance limits.

Accounts Receivable

Accounts receivable includes amounts due from the Parent, an accrual for a portion of service and distribution (or 12b–1) income, and other customer receivables. Amounts due from the Parent (or other affiliates) are settled monthly and 12b–1 income is paid by the mutual funds monthly.

(in thousands of dollars)

Other Assets
Included in other assets are commissions paid to third parties on certain mutual fund sales. The Distributor pays a stated percentage for certain mutual fund sales to brokers, such amounts are amortized to expense over a one year period. These assets are presented net of amortization in the Statement of Financial Condition.

Accrued Expenses
Accrued expenses consists primarily of 12b-1 fees due to brokers, that are paid based on a percentage of a fund's average net assets and variable compensation.

Income
Commissions are earned on the sale of Class A and C and mutual fund shares and recorded gross in revenue. The amount remitted (related to the agreed upon dealer concessions paid to the selling brokers) is recorded in the Statement of Operations.

Fee income from affiliates and service and distribution fees (collectively "12b-1 income") is earned by the Distributor as a percentage of a fund's average daily net assets. Service and distribution fees earned on Class A, B and C mutual fund shares are presented gross in revenue. The amount remitted to selling brokers is recorded in the Statement of Operations.

Income Taxes
No provision for federal income taxes is necessary in the financial statements of the Distributor because, as a partnership, it is not subject to federal income tax and the tax effect of its activities accrues to the partners.

Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Transactions with Related Parties

The Distributor provided certain distribution support services during 2003 to CDC IXIS Asset Management Advisers, L.P. (the "Adviser"), a subsidiary of CDC IXIS Asset Management North America, L.P. Fee income from such services, which is 60% of the Adviser's Gross Separate Account Advisory Fees, amounted to $541 during 2003.

The Distributor provided certain Distribution/Marketing and Sales Support to Loomis Sayles, LP, a subsidiary of CDC IXIS Asset Management North America, L.P. during 2003. Fees related to such services totaled $666 for Distribution of the Loomis Sayles No-Load Funds, $643 for Marketing & Sales Support Fees on the CDC Nvest Load Funds, and $2,455 for revenue sharing with respect to the Loomis Sayles No-Load Funds.

(in thousands of dollars)

The Distributor receives certain fees from Capital Growth Management and AEW Capital Management, both subsidiaries of CDC IXIS Asset Management North America, L.P. for Marketing and Distribution services. These fees totaled $967 and $238, respectively, during 2003.

The Distributor receives a distribution fee from Hansberger Global Investors, a partially owned subsidiary of CDC IXIS Asset Management North America, L.P. This fee totaled $2 during 2003.

The Distributor entered into an Expense Agreement effective January 1, 2003, which stipulates that, CDC IXIS Asset Management Advisers, L.P., a subsidiary of CDC IXIS Asset Management North America, L.P. will bear all non-distribution expenses of the Distributor.

Jurika & Voyles (J&V), a subsidiary of CDC IXIS Asset Management North America, L.P. was the advisor to certain Separate Account assets until May 31, 2003. As such, they paid a distribution fee to the Distributor for the marketing and distribution of these assets, which is based on the respective products' percentage of revenue. This amounted to $221 during 2003.

The Distributor invests funds in an account with Reich & Tang Institutional Daily Income Fund that pays dividends at a floating rate (.81% as of December 31, 2003). The Distributor had $3,512 invested in this account at December 31, 2003 and dividend income earned on this account during 2003 was $33.

All intercompany transactions are charged or credited through intercompany accounts and settled in the normal course of business. Such transactions may not be the same as those which would otherwise exist or result from agreements and transactions among unaffiliated third parties.

4. Partners' Capital

The Operating Partnership and the General Partner contributed capital to the Distributor amounting to $4,975 during 2003.

5. Net Capital Requirement

The Distributor is subject to the SEC's Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Distributor is a non-clearing broker and does not carry customers' accounts on the Distributor's books. At December 31, 2003, the Distributor had net capital of $549, which was $263 in excess of its required net capital of $286. The Distributor's net capital ratio was 7.81 to 1.

CDC IXIS Asset Management Holdings, Inc. has committed to fund operations in accordance with current funding needs of the Distributor.

The Distributor claims exemption from Rule 15c3-3, under paragraph (k)(l). Because of this exemption, the Distributor has not included the schedules "Computation for Determination of Reserve Requirements Under Rule 15c3-3" or "Information for Possession or Control Requirements Under Rule 15c3-3."

6. Variable Compensation

The Distributor has variable compensation plans that award payments to certain employees, which are generally dependent upon sales and asset levels. Variable Compensation expense amounted to $8,523 during 2003. This amount is included in Compensation and Benefits in the Statement of Operations.

CDC IXIS Asset Management Distributors, L.P.
Supplementary Information
Pursuant of Rule 17a-5 of the Securities Exchange Act of 1934
December 31, 2003

The accompanying Schedule I is prepared in accordance with the requirements and general format of FOCUS Form X-17a-5.

The Distributor claims exemption from Rule 15c3-3, under paragraph (k)(l). Because of this exemption, the Distributor has not included the schedules "Computation for Determination of Reserve Requirements Under Rule 15c3-3" or "Information for Possession or Control Requirements Under Rule 15c3-3."

CDC IXIS Asset Management Distributors, L.P.
(A wholly-owned subsidiary of CDC IXIS Asset Management North America, L.P.)
Supplementary Schedule
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission as of December 31, 2003

(in thousands of dollars)

Net Capital		
Total Partners' Capital	$	3,000
Deductions		
Nonallowable assets included in Statement of Financial Condition		
Accounts receivable and other current assets		2,343
Other deductions and/or charges		38
Net capital before haircuts on securities positions (tentative net capital)		619
Haircuts on securities		70
Net capital	$	549
Aggregate Indebtedness		
Total liabilities or aggregate indebtedness	$	4,288
Computation of Basic Net Capital Requirement		
Minimum net capital required (greater of 6 2/3% of aggregate indebtedness or $25,000)	$	286
Net capital in excess of requirement	$	263
Excess net capital at 1,000%	$	120
Ratio of aggregate indebtedness to net capital		7.81 to 1

Statement pursuant to paragraph (d) (4) of Rule 17a-5:
There are no material differences between this computation of net capital and that included in the Distributor's unaudited December 31, 2003 FOCUS report.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
125 High Street
Boston MA 02110
Telephone (617) 530 5000
Facsimile (617) 530 5001

Report of Independent Auditors on
Internal Control Required by SEC Rule 17a-5

To the Partners of CDC IXIS Asset Management Distributors, L.P.

In planning and performing our audit of the financial statements and supplemental schedules of CDC IXIS Asset Management Distributors, L.P. (the "Distributor") for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the United States Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Distributor, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and

2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Distributor does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Distributor in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Distributor is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess

whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Distributor has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Partners, management, the National Association of Securities Dealers, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

January 29, 2004